Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Appoints Andrew Hall as Chief Executive Officer

Dartmouth, Nova Scotia, and Cambridge, Mass., December 22, 2021 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), (“IMV” or “the Company”), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform to treat solid tumors and blood cancers, announced today that its Board of Directors has appointed Andrew Hall to the role of Chief Executive Office and Director of the Board, effective January 1, 2022.

“On behalf of the Board and the Company, I congratulate Andrew on his appointment to the Chief Executive Officer role. Over the last 5 months, Andrew has demonstrated strong leadership and refocused the Company to capitalize on its strengths in immuno-oncology, as well as a strategy designed to fully realize IMV’s clear potential,” said Andy Sheldon, Chairman of IMV’s Board of Directors. “The Board and I thank Andrew for his hard work as interim CEO, during which time he gained the trust of both external stakeholders and the Company’s employees. Andrew has proven he is the right person to lead the Company at this key point in IMV’s development.” “I am very pleased to be named Chief Executive Officer and look forward to delivering on the promise of our technology.” said Mr. Hall, Chief Executive Officer of IMV. “There is significant potential for IMV and the DPX platform to deliver differentiated therapies to treat a broad range of cancers. IMV is ending 2021 in a strong position. We have achieved our recent milestones, which included compelling clinical and translational data in two Phase 2 trials; initiated several new trials in the last month; and have submitted our Phase 2b protocol for our ovarian cancer program to the FDA. We have also lengthened our financial runway and are well-positioned to execute upon our vision for IMV as we move into 2022.” “I would like to thank the Board for its confidence in me to create value for all of our stakeholders and to help change patients’ lives for the better,” Mr. Hall concluded.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX™ technology. Through a differentiated mechanism of action, the DPX platform delivers instructions to the immune system and generates a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S) delivers antigenic peptides of survivin, a well-recognized cancer antigen. Treatments with MVP-S have demonstrated the activation of a targeted and sustained anti-tumor immune response, correlated with clinical benefit and have been well tolerated across all clinical trials. MVP-S is currently being evaluated in clinical trials for blood and solid cancers, including in Diffuse Large B Cell Lymphoma (DLBCL), as well as developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer will open early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations
Joy Bessenger, SVP, Investor Relations and Corporate Strategy, IMV Inc.
O: (902) 492-1819 ext: 2009
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com